Building wealth through developing and operating major copper & gold mines

TASEKO TO COMMENCE NORMAL COURSE ISSUER BID

January 31, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces that it has received Toronto Stock Exchange approval to proceed with a normal course issuer bid for up to 10 million common shares of the Company, which is approximately 5.1% of the Company’s 196,504,895 issued shares as of today’s date. The targeted purchases over a one year period are subject to the restricted payment limitations in the Company’s senior notes indenture calculated as $20 million plus 50% of Taseko’ cumulative consolidated net income from January 1, 2011 (consolidated net income (unaudited) was $34.7 million for the nine months ended September 30, 2011). The Company’s normal course bid will commence February 3, 2012. Purchases will be made on the TSX at the market price at the time of acquisition.

The Company’s normal course issuer bid will terminate on February 2, 2013 or earlier if the number of shares sought in the issuer bid has been obtained. The Company reserves the right to terminate the bid earlier at any time.

The Company will purchase common shares when it believes that they are undervalued at the current market prices based on its current earnings and future prospects and provided that the repurchase of common shares at such market prices is an appropriate use of corporate funds. The Company has not determined a maximum price it will pay as the price will be determined in the context of the market and the outlook for the Company’s operations.

All shares will be purchased on the open market through the facilities of the TSX and other recognized Canadian markets, and payment for the share will be in accordance with TSX policies. The price paid for the shares will be the market price at the time of purchase. The maximum number of shares that may be purchased on a daily basis is 122,660 shares (which is 25% of Taseko’s daily TSX volume over the last half of 2011), except where purchases are made in accordance with “block purchases” exemptions under applicable TSX policies. The shares purchased by the Company will be cancelled. The Company will periodically report its purchases as required by regulatory policy.

To the knowledge of the Company, no director, senior officer or other insider of the Company currently intends to sell any common shares under this bid. However, sales by such persons through the facilities of the TSX may occur if the personal circumstance of any such person change, or any such person makes a decision unrelated to these normal course purchases. The terms of sale for any insider would be identical to those available to all other holders whose shares are purchased.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact Investor Relations 778-373-4533, toll free 1-877-441-4533.

Peter C. Mitchell
Chief Financial Officer

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that are based on Taseko’s intentions to re-purchase shares. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Taseko’s intentions in regards to re-purchasing shares may change at any time and there is no guarantee that the targeted number of shares or any shares will be re-purchased. .For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com